EXHIBIT 4(t)

[LOGO OF PACIFIC LIFE]

Pacific Life Insurance Company 700 Newport Center Drive Newport Beach, CA 92660 A Stock Company

GUARANTEED INCOME ADVANTAGE II RIDER

Pacific Life Insurance Company has issued this Rider as a part of the annuity Contract to which it is attached.

All provisions of the Contract that do not conflict with this Rider apply to this Rider. In the event of any conflict between the provisions of this Rider and the provisions of the Contract, the provisions of this Rider shall prevail over the provisions of the Contract.

The provisions of this Rider relate only to the Guaranteed Income Advantage II Annuity Option, and do not impact any of the other Annuity Options described in the Contract.

You have purchased a Guaranteed Income Advantage II Rider. Subject to the terms and conditions described herein, this Rider adds an Annuity Option to the Contract called the “Guaranteed Income Advantage II Annuity Option”.

This Rider also provides that if, on any Contract Anniversary beginning with the fifth (5th) anniversary of the Effective Date of the Rider, the Contract Value is greater than the Guaranteed Income Base (as defined below), you may elect to Step-Up (increase) the Guaranteed Income Base to equal the Contract Value.

This Rider may be purchased on the Contract Date or on any subsequent Contract Anniversary, provided the age of each Annuitant is 80 years or younger on the date of purchase.

Definition of Terms – Unless redefined below, the terms defined in the Contract will have the same meaning when used in this Rider. For purposes of this Rider, the following definitions apply:

Effective Date – The date this Rider was purchased. The Effective Date is shown on Page 4.

Net Guaranteed Income Base – The amount applied on the Annuity Date as a single premium to provide annuity payments under the Guaranteed Income Advantage II Annuity Option. The Net Guaranteed Income Base is equal to:

•	the Guaranteed Income Base as of the Annuity Date, adjusted for any Market Value Adjustment, less
•	any applicable withdrawal charge resulting from the conversion to the Guaranteed Income Advantage II Annuity Option; less
•	any Contract Debt; and less
•	any charge for premium taxes and/or other taxes.

Step-Up – This is an option that you may exercise on certain Contract Anniversaries to increase the Guaranteed Income Base to equal the Contract Value.

Step-Up Date – This is the Contract Anniversary on which you may exercise a Step-Up option.

Guaranteed Income Base – The Guaranteed Income Base is initially set on the Effective Date of the Rider. If this Rider is effective on the Contract Date, the Guaranteed Income Base is equal to the Initial Purchase Payment. If this Rider is effective on a Contract Anniversary, the Guaranteed Income Base is equal to the Contract Value on that Contract Anniversary.

The Guaranteed Income Base on any Business Day after the Effective Date is the Guaranteed Income Base on the prior Business Day, increased by any additions on that day as a result of any:

•	Purchase Payments received by us; plus
•	increases at an annual growth rate of 5%; plus
•	additional amounts as a result of a Step-Up in the Guaranteed Income Base;

and decreased by any deductions on that day as a result of any:

•	adjustments for withdrawals and transfers.

The adjustment for each withdrawal is calculated by multiplying the Guaranteed Income Base prior to the withdrawal by the ratio of the amount of the withdrawal, including any applicable withdrawal charge and any Market Value Adjustment, to the Contract Value immediately prior to the withdrawal.

The adjustment for each transfer is calculated by multiplying the Guaranteed Income Base prior to the transfer by the ratio of the amount of any Market Value Adjustment resulting from the transfer, to the Contract Value immediately prior to the transfer.

Any portion of the Net Contract Value converted to provide payments under an Annuity Option, as described in the Contract, will be considered a “withdrawal” for purposes of determining any adjustment to the Guaranteed Income Base.

The 5% annual growth rate will take into account the timing of when each Purchase Payment and withdrawal occurred. This is accomplished by applying a daily factor of 1.000133681 to each day’s Guaranteed Income Base balance.

The 5% annual growth rate will stop accruing as of the earlier of:

•	the Contract Anniversary following the day the youngest Annuitant reaches his or her 80th birthday; or
•	the day this Rider terminates.

Guaranteed Income Advantage Charge – An annual charge (Guaranteed Income Advantage Charge) for expenses related to this Rider will be deducted from the Investment Options on a proportionate basis relative to the Account Value in each such option. The Guaranteed Income Advantage Charge will be deducted, in arrears, on each Contract Anniversary that this Rider remains in effect.

The Guaranteed Income Advantage Charge is equal to [0.70%] multiplied by the Contract Value on the day the charge is deducted. The Guaranteed Income Advantage Charge is guaranteed not to change, unless you elect a Step-Up in the Guaranteed Income Base.

Any portion of the Guaranteed Income Advantage Charge we deduct from any of our fixed-rate General Account options (if available under the Contract) will not be greater than the annual interest credited in excess of the option’s minimum guaranteed interest rate.

If this Rider terminates for reasons other than for death or if the amount available for withdrawal under the Contract is applied to provide annuity payments prior to a Contract Anniversary, then the entire Guaranteed Income Advantage Charge for the Contract Year will be deducted from the Contract Value on the day the Rider terminates.

Election of Step-Up – On any Contract Anniversary beginning with the fifth (5th) anniversary of the Effective Date of this Rider and before the Annuity Date, you may elect to increase the Guaranteed Income Base to an amount equal to 100% of the Contract Value as of the Step-Up Date.

The Guaranteed Income Advantage Charge may change if you elect a Step-Up in the Guaranteed Income Base. However, the Guaranteed Income Advantage Charge will never exceed the Guaranteed Income Advantage Charge then being offered for this same benefit under newly issued riders. If the Guaranteed Income Base is never stepped-up, the Guaranteed Income Advantage Charge established on the Effective Date of this Rider is guaranteed not to change.

Your Step-Up election must be received, in a form satisfactory to us, at our Service Center within thirty (30) days after the Contract Anniversary on which the Step-Up is effective.

Once a Step-Up has been elected and is in effect, another Step-Up may not be elected until on or after the fifth (5th) anniversary of the latest Step-Up Date. We will provide you with written confirmation of your Step-Up election.

Guaranteed Income Advantage II Annuity Option – While this Rider is in effect and in lieu of the Annuity Options described in the Contract, you may, prior to the Annuity Date, elect to have annuity payments made under the Guaranteed Income Advantage II Annuity Option, provided this Rider has been in effect for at least ten (10) years from its Effective Date or from the most recent Step-Up Date, whichever is later.

If you elect this option, any withdrawal charge (if applicable) that would otherwise be waived in connection with a conversion to an Annuity Option, as described in the Contract, will apply.

Annuity payments under this option will be paid in fixed dollar amounts under any one of the payment methods described below:

•	Life Only – Periodic payments are made to the designated payee during the Annuitant’s lifetime. Payments stop when the Annuitant dies.

•	Life with Period Certain – Periodic payments are made to the designated payee during the Annuitant’s lifetime, with payments guaranteed for a period certain of at least ten (10) years or more. If the Annuitant dies before all of the remaining payments under the period certain have been paid, we will pay the Owner the remainder of the period certain payments. If the Annuitant dies after all of the payments under the period certain have been paid, payments will stop with the payment due just before the Annuitant’s death.

•	Joint and Survivor Life – Periodic payments are made to the designated payee during the lifetime of the Primary Annuitant. After the death of the Primary Annuitant, periodic payments are based on the life of the secondary Annuitant named in the election if, and so long as, such secondary Annuitant lives. Payments made based on the life of the secondary Annuitant may be in installments equal to 50%, 66-2/3% or 100% (as specified in the election) of the original payment amount payable during the lifetime of the Primary Annuitant. If you elect a reduced payment based on the life of the secondary Annuitant, annuity payments will be equal to 50% or 66-2/3% of the original payment payable during the lifetime of the Primary Annuitant. Payments stop when both Annuitants have died.

•	Period Certain Only – Periodic payments are made to the designated payee, with payments guaranteed for a period certain of at least fifteen (15) years or more. If the Annuitant dies before all of the remaining payments under the period certain have been paid, we will pay the Owner the remainder of the period certain payments.

Application of Net Guaranteed Income Base – On the Annuity Date, we will apply the Net Guaranteed Income Base as a single premium, based on the payment method chosen under the Guaranteed Income Advantage II Annuity Option provision, and the age and/or sex of each designated payee, under the appropriate annuity rates contained in this Rider. The net amount applied will be held in our General Account.

Applicability of Rates – The annuity rates contained in this Rider will be used to provide a minimum guaranteed monthly income for each $1,000 of Net Guaranteed Income Base applied.

For some Qualified Plans and in some states, the use of sex-distinct income factors are prohibited. For those Qualified Plans, we use blended unisex income factors for life payment options for both male and female Annuitants.

Basis of Computations – The actuarial basis for the annuity rates contained in this Rider is the 1983a Annuity Mortality Table, age set back ten (10) years with interest at an effective annual rate of 2.5%.

Rates Not Shown – Any rates and/or ages not shown in the tables contained in this Rider will be provided by the Company upon request.

Continuation of Rider if Surviving Spouse Continues Contract – If the Owner dies while this Rider is in effect and if the surviving spouse of the deceased Owner elects to continue the Contract in accordance with its terms, then the provisions of this Rider will continue, unless otherwise terminated.

Termination of Rider – Except as otherwise provided under the Continuation of Rider if Surviving Spouse Continues Contract provision of this Rider, this Rider will automatically terminate upon the earliest to occur of one of the following events:

(a)	the Contract Anniversary immediately following the day we receive notification from you to terminate this Rider. However, if your request to terminateowverHhH the Rider is received at our Service Center within thirty (30) days after a Contract Anniversary, the Rider will terminate on that Contract Anniversary;

(b)	the day of the first death of an Owner or the date of death of the sole surviving Annuitant;

(c)	the day the Contract is terminated in accordance with the provisions of the Contract; or

(d)	the Annuity Date.

Effective Date – This Rider is effective as of the Contract Date, unless a later date is shown below.

Effective Date:            [Date]

All other terms and conditions of the Contract remain unchanged by this Rider.

PACIFIC LIFE INSURANCE COMPANY

/s/ Thomas C. Sutton	/s/ Audrey L. Milfs
Chairman and Chief Executive Officer	Secretary

GUARANTEED INCOME ADVANTAGE II ANNUITY OPTION TABLES

LIFE ONLY OR

LIFE WITH PERIOD CERTAIN OF 10 AND 20 YEARS

	Male at 2.5%			Female at 2.5%			Unisex at 2.5%
		Life with			Life with			Life with
	Life	Period	Certain	Life	Period	Certain	Life	Period	Certain
Age	Only	10 Yr.	20 Yr.	Only	10 Yr.	20 Yr.	Only	10 Yr.	20 Yr.
30	2.72	2.72	2.72	2.62	2.62	2.61	2.67	2.67	2.67
35	2.84	2.83	2.83	2.71	2.71	2.70	2.78	2.77	2.77
40	2.98	2.97	2.96	2.82	2.82	2.81	2.90	2.90	2.89
45	3.15	3.14	3.12	2.96	2.96	2.95	3.06	3.05	3.04
50	3.37	3.35	3.31	3.13	3.13	3.11	3.25	3.24	3.21
55	3.64	3.62	3.54	3.35	3.34	3.31	3.50	3.48	3.43
60	3.98	3.94	3.81	3.62	3.60	3.55	3.80	3.78	3.68
65	4.42	4.35	4.12	3.97	3.94	3.83	4.20	4.15	3.98
70	5.00	4.87	4.45	4.44	4.38	4.17	4.72	4.63	4.32
75	5.81	5.54	4.77	5.08	4.96	4.54	5.44	5.26	4.67
80	6.94	6.35	5.03	5.97	5.70	4.88	6.45	6.04	4.96
85	8.52	7.25	5.18	7.28	6.63	5.11	7.89	6.95	5.15
90	10.76	8.09	5.25	9.24	7.65	5.23	9.99	7.88	5.24
95	13.84	8.74	5.27	12.17	8.51	5.27	12.99	8.63	5.27

JOINT LIFE WITH 100% SURVIVOR LIFE

Primary Annuitant

Male Age

		60 with 2.5%	65 with 2.5%	70 with 2.5%	75 with 2.5%	80 with 2.5%	85 with 2.5%
Female Age	60 65 70 75 80 85	3.33 3.47 3.60 3.72 3.81 3.87	3.41 3.60 3.79 3.97 4.11 4.22	3.48 3.71 3.97 4.22 4.45 4.65	3.53 3.80 4.12 4.46 4.81 5.13	3.56 3.87 4.23 4.66 5.14 5.63	3.59 3.91 4.31 4.82 5.42 6.11

Primary Annuitant Unisex Age

		60 with 2.5%	65 with 2.5%	70 with 2.5%	75 with 2.5%	80 with 2.5%	85 with 2.5%
Unisex Age	60 65 70 75 80 85	3.34 3.46 3.56 3.64 3.70 3.74	3.46 3.62 3.78 3.91 4.01 4.08	3.56 3.78 4.00 4.20 4.37 4.50	3.64 3.91 4.20 4.50 4.77 5.00	3.70 4.01 4.37 4.77 5.19 5.57	3.74 4.08 4.50 5.00 5.57 6.16

GUARANTEED INCOME ADVANTAGE II ANNUITY OPTION TABLES

JOINT LIFE WITH 66 2/3% SURVIVOR LIFE

Primary Annuitant

Male Age

		60 with 2.5%	65 with 2.5%	70 with 2.5%	75 with 2.5%	80 with 2.5%	85 with 2.5%
Female Age	60 65 70 75 80 85	3.52 3.63 3.72 3.80 3.86 3.91	3.69 3.84 3.98 4.11 4.21 4.29	3.87 4.06 4.26 4.45 4.62 4.76	4.06 4.30 4.56 4.84 5.10 5.34	4.25 4.54 4.86 5.24 5.63 6.01	4.44 4.77 5.16 5.63 6.17 6.75

Primary Annuitant Unisex Age

		60 with 2.5%	65 with 2.5%	70 with 2.5%	75 with 2.5%	80 with 2.5%	85 with 2.5%
Unisex Age	60 65 70 75 80 85	3.48 3.57 3.64 3.69 3.73 3.76	3.68 3.80 3.91 4.00 4.07 4.12	3.88 4.05 4.21 4.36 4.48 4.57	4.09 4.31 4.54 4.77 4.98 5.14	4.31 4.59 4.90 5.23 5.55 5.84	4.53 4.86 5.25 5.70 6.18 6.65

JOINT LIFE WITH 50% SURVIVOR LIFE Primary Annuitant Male Age

		60 with 2.5%	65 with 2.5%	70 with 2.5%	75 with 2.5%	80 with 2.5%	85 with 2.5%
Female Age	60 65 70 75 80 85	3.62 3.71 3.78 3.84 3.89 3.92	3.85 3.97 4.08 4.18 4.26 4.32	4.10 4.26 4.42 4.58 4.71 4.82	4.39 4.60 4.82 5.05 5.26 5.45	4.71 4.97 5.26 5.58 5.91 6.22	5.05 5.36 5.73 6.15 6.63 7.12

Primary Annuitant Unisex Age

		60 with 2.5%	65 with 2.5%	70 with 2.5%	75 with 2.5%	80 with 2.5%	85 with 2.5%
Unisex Age	60 65 70 75 80 85	3.56 3.62 3.68 3.72 3.75 3.77	3.79 3.89 3.98 4.05 4.10 4.14	4.06 4.20 4.33 4.44 4.54 4.61	4.36 4.55 4.74 4.92 5.09 5.21	4.70 4.94 5.21 5.49 5.75 5.98	5.07 5.38 5.73 6.12 6.53 6.92

GUARANTEED INCOME ADVANTAGE II ANNUITY OPTION TABLES

PERIOD CERTAIN ONLY

Years	Monthly Income at 2.5%	Years	Monthly Income at 2.5%

15	6.64	28	4.12
16	6.30	29	4.02
17	6.00	30	3.93
18	5.73	31	3.84
19	5.49	32	3.76
20	5.27	33	3.69
21	5.08	34	3.62
22	4.90	35	3.55
23	4.74	36	3.49
24	4.60	37	3.43
25	4.46	38	3.38
26	4.34	39	3.32
27	4.22	40	3.28